                                                                                    September 11, 2018

Filed via EDGAR

Ms. Rebecca Marquigny, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Templeton ETF Trust (the “Trust”)

            (File Nos.  333-208873; 811-23124)

Dear Ms. Marquigny:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 39, 40 and 41 to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed with the Commission on September 7, 2018 under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).  The Amendments were filed to respond to Staff comments on and to update certain other information included in Post-Effective Amendment Nos. 34, 35 and 36, filed on July 20, 2018 to register shares of three new series of the Trust designated as the Franklin FTSE Saudi Arabia ETF, Franklin FTSE South Africa ETF and Franklin FTSE Latin America ETF (each a “Fund” and collectively, the “Funds”).  The Staff’s comments are summarized below, followed by the Funds’ responses thereto.  Terms not defined herein have the meaning set forth for that term in the Amendments.

1.         Comment:  Please confirm whether derivatives may be used to satisfy each Fund’s 80% policy pursuant to Rule 35d-1 under the 1940 Act. If so, please supplementally describe how such derivatives will be valued for purposes of a Fund’s 80% policy.

            Response:  The Trust confirms that each Fund intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act.  By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative’s notional amount, the Fund believes it is appropriate to use that amount for purposes of the 80% test.  On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test.  We respectfully submit that such treatment is consistent with the Commission’s statement that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.”  See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001).

2.         Comment:  The Funds disclose certain sector-specific risks as principal risks in response to the requirements of Item 9 of Form N-1A that are not disclosed in the summary section of the Prospectus in response to Item 4 of Form N-1A. If a particular sector risk is a principal risk of a Fund, please disclose that sector risk in the “Principal Risks” sections of the Prospectus in response to the requirements of Item 4 and Item 9 of Form N-1A, respectively.

            Response:  The disclosure has been revised as requested.

Please do not hesitate to contact J. Stephen Feinour, Jr. at (215) 564-8521 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Navid Tofigh

Navid Tofigh

Vice President and Secretary

Franklin Templeton ETF Trust

cc: Julie Patel